Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

BLOCK FINANCIAL LLC

	Three months ended July 31,
(Dollars in thousands)	2012	2012	2011	2010	2009	2008
Pretax income from continuing operations	$(19,329)	$(3,107)	$(51,989)	$(16,843)	$(99,253)	$(40,555)
Add: Fixed charges	21,963	90,213	92,325	88,130	102,388	106,858

Total earnings before income taxes and fixed charges	$2,634	$87,106	$40,336	$71,287	$3,135	$66,303

Fixed Charges:
Interest expense	20,638	83,469	83,828	77,947	86,973	63,916
Interest on deposits	1,323	6,735	8,488	10,174	14,069	42,878
Interest portion of net rent expense (a)	2	9	9	9	1,346	64

Total fixed charges	21,963	90,213	92,325	88,130	102,388	106,858

Ratio of earnings to fixed charges
Including interest on deposits	—	—	—	—	—	—
Excluding interest on deposits	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before income taxes and fixed charges	(19,329)	(3,107)	(51,989)	(16,843)	(99,253)	(40,555)

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.

H&R BLOCK, INC.

	Three months ended July 31,
(Dollars in thousands)	2012	2012	2011	2010	2009	2008
Pretax income from continuing operations	$(169,269)	$576,070	$627,703	$723,414	$736,132	$635,106
Add: Fixed charges	37,965	164,848	169,140	170,528	186,729	186,389

Total earnings before income taxes and fixed charges	$(131,304)	$740,918	$796,843	$893,942	$922,861	$821,495

Fixed Charges:
Interest expense	20,754	85,354	85,695	79,656	89,385	61,934
Interest on deposits	1,323	6,735	8,488	10,174	14,069	42,878
Interest portion of net rent expense (a)	15,888	72,759	74,957	80,698	83,275	81,577

Total fixed charges	37,965	164,848	169,140	170,528	186,729	186,389

Ratio of earnings to fixed charges
Including interest on deposits	—	4.5	4.7	5.2	4.9	4.4
Excluding interest on deposits	—	4.6	4.9	5.5	5.3	5.4

Deficiency in the coverage of fixed charges by earnings before income taxes and fixed charges	(169,269)

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.